1(650) 320-1804

jeffhartlin@paulhastings.com

91966.00001

July 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining

    Kathleen Suellentrop

    Brigitte Lippmann

Re:	Sorrento Therapeutics, Inc.

Registration Statement on Form S-3

Filed June 29, 2016

File No. 333-212302

Ladies and Gentlemen:

On behalf of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated July 13, 2016 relating to the Company’s Registration Statement on Form S-3 (File No. 333-212302) (the “Registration Statement”) filed with the Commission on June 29, 2016.

In this letter we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1.	It appears that the company is not S-3 eligible because the Item 9.01 Form 8-K/A filed on February 5, 2016, was not filed in a timely manner. See General Instruction I.A.3(b) to Form S-3. Please advise.

The Company acknowledges the Staff’s comment and confirms that it will not request effectiveness of the Registration Statement prior to August 1, 2016.

*****

Please direct your questions or comments regarding the response to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Paul Hastings LLP | 1117 S. California Avenue | Palo Alto, California 94304

t: +1.650.320.1800 | www.paulhastings.com

U.S. Securities and Exchange Commission

July 22, 2016

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of PAUL HASTINGS LLP

cc:	Henry Ji, Ph.D., Sorrento Therapeutics, Inc.